Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated April 6, 2010
Registration No. 333-160480
Supplementing the Preliminary
Prospectus dated April 6, 2010
and Prospectus dated July 8, 2009

SENIOR HOUSING PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated April 6, 2010 to the Prospectus dated July 8, 2009.

PRICING TERM SHEET

Issuer:	Senior Housing Properties Trust
Security:	6.75% Senior Notes due 2020
Ranking:	Senior Unsecured Notes
Format:	SEC Registered
Expected Ratings (Moody's / S&P)*:	Ba1 / BBB-
Trade Date:	April 6, 2010
Settlement Date:	T + 3; April 9, 2010
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2010
Principal Amount	$200,000,000
Maturity:	April 15, 2020
Benchmark Treasury:	3.625% U.S. Treasury due February 15, 2020
Benchmark Treasury Price and Yield:	97-09 / 3.96%
Spread to Benchmark Treasury:	+294 basis points
Yield to Maturity:	6.90%
Coupon (Interest Rate):	6.75% per annum
Price to Public:	98.926% of principal amount, plus accrued interest, if any, from April 9, 2010
Net Proceeds:	$195,352,000 (before expenses)
Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 45 basis points. If the notes are redeemed on or after October 15, 2019, the redemption price will not include a make-whole amount.
CUSIP / ISIN:	81721M AE9 / US81721MAE93
Joint Book-Running Managers:	UBS Securities LLC
Banc of America Securities LLC
Jefferies & Company, Inc.
Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc.
Morgan Keegan & Company, Inc.
Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation
Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
Daiwa Capital Markets America Inc.
ING Financial Markets, LLC
PNC Capital Markets LLC
RBS Securities Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*
A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time.

        This communication is intended for the sole use of the person to whom it is provided by the issuer.

        The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884, Banc of America Securities LLC toll-free at 1-800-294-1322, Jefferies & Company, Inc. toll-free at 1-877-877-0696 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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